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SECU 11020145 ISSION

SEC Mail
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MAR 01 2011
Washington, DC
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SEC FILE NUMBER
8 - 66538

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Diamond Edge Capital Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 1620
(No. and Street)

New York	New York	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Quinn (212) 342-7408
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name -- *if individual, state last, first, middle name*)

1212 Avenue of the Americas	Suite 1200 New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dennis M. Quinn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Diamond Edge Capital Partners, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TERENCE HANLEY
NOTARY PUBLIC-STATE OF NEW YORK
No 02HA6197865
Qualified in Richmond County
My Commission Expires December 08, 2012

Signature

CFO

Title

Notary Public

2/28/11

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIAMOND EDGE CAPITAL PARTNERS, LLC
(A Limited Liability Company)

Index

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants

To the Member
Diamond Edge Capital Partners, LLC

We have audited the accompanying statement of financial condition of Diamond Edge Capital Partners, LLC (A Wholly-Owned Subsidiary of Diamond Edge Capital Holdings, LLC and a Limited Liability Company) as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Diamond Edge Capital Partners, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

J. H. Cohn LLP

New York, New York
February 28, 2011

DIAMOND EDGE CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Current assets:	
Cash and cash equivalents	$ 1,095,068
Certificate of deposit	101,000
Accounts receivable	2,510,456
Prepaid expenses and other current assets	18,375
Total current assets	3,724,899
Equipment, furniture and improvements, net	74,184
Investment - nonmarketable securities	844,268
Restricted cash, net of provision for loss contingency of $560,000	-
Total	$ 4,643,351

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:	
Accounts payable and accrued expenses	$ 518,944
Total current liabilities	518,944
Commitments and contingencies	
Member's equity	4,124,407
Total	$ 4,643,351

See Notes to Statement of Financial Condition.

DIAMOND EDGE CAPITAL PARTNERS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1 - Organization and business:

Diamond Edge Capital Partners, LLC (the "Company") was formed on February 17, 2004 as a limited liability company in the state of Delaware. The Company is a wholly-owned subsidiary of Diamond Edge Capital Holdings, LLC (the "Parent"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company specializes as a placement agency, primarily focusing on the alternative asset investment community. The Company's clients consist of hedge fund managers, private equity/venture capital managers and real estate managers.

The Company operates under the provisions of paragraph (k)(2) of Rule 15c3-3 of the Securities Exchange Act of 1934 which provides that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the Company's activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The accompanying financial statement has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the Parent, such financial statement may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 2 - Significant accounting policies:

Revenue recognition:

Fee revenue consists of fixed private placement fees based upon the initial investment in a fund, and/or a fixed percentage of the management and incentive fees generated by the initial investment in a fund. The Company records fee revenue either upon the capital commitment, the drawdown of the capital commitment, or when the Company is contractually entitled. In certain instances, retainer fees are received which are recorded as earned.

Cash equivalents:

Cash equivalents consist of short-term, highly liquid investments which are readily convertible into cash and have original maturities of three months or less when acquired.

Note 2 - Significant accounting policies (continued):

Allowance for doubtful accounts:

The Company assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides for an allowance for doubtful accounts equal to the estimated uncollectible accounts. The Company's estimate is based on a review of the current status of the individual accounts receivable. It is reasonably possible that the Company's estimate of the provision for doubtful accounts will change. Management determined that no allowance for doubtful accounts was necessary at December 31, 2010.

Equipment, furniture and improvements:

Equipment, furniture and improvements are stated at cost. Depreciation is provided by the straight-line method over the estimated useful lives of equipment and furniture. Amortization of leasehold improvements is provided by the straight-line method based upon the shorter of the term of the related lease or estimated useful life. Maintenance and repair costs are charged to expense as incurred; costs of major additions and betterments are capitalized.

Income taxes:

As a wholly-owned limited liability, the Company is not subject to Federal, state or local taxes. All items of income, expense, gains and losses are reportable by the member for tax purposes.

As a wholly-owned limited liability company, the Company is considered to be a disregarded entity and thus not subject to Federal, state and local taxes and does not file income tax returns in any jurisdiction

The Company has no unrecognized tax benefits at December 31, 2010.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair value measurement:

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Fair value is a

Note 2 - Significant accounting policies (continued):

Fair value measurement (continued):

market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide information on an ongoing basis.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include the following:

a. Quoted prices for similar assets or liabilities in active markets
b. Quoted prices for identical or similar assets or liabilities in markets that are not active
c. Inputs other than quoted prices that are observable for the asset or liability
d. Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best

Note 2 - Significant accounting policies (concluded):

Fair value measurement (concluded):

information available in the circumstances, which might include the reporting entity's own data. However, market participant assumptions cannot be ignored and, accordingly, the reporting entity's own data used to develop unobservable inputs are adjusted if information is reasonably available without undue cost and effort that indicates that market participants would use different assumptions.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

Subsequent events:

The Company has evaluated subsequent events through February 28, 2011 which is the date the financial statement was available to be issued.

Note 3 - Fair value measurements:

The Company's assets measured at fair value at December 31, 2010 have been categorized in the table below based upon the fair value hierarchy.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance, December 31, 2010
Private equity investment, at fair value			$844,268	$844,268
Totals	$ -	$ -	$844,268	$844,268

Note 3 - Fair value measurements (concluded):

Changes in assets measured at fair value using Level 3 inputs for the year ended December 31, 2010 are as follows:

	Balance, January 1, 2010	Net Unrealized Gains	Purchases, Sales and Settlements (Net)	Balance, December 31, 2010	Change in Unrealized Gains (Losses) for Investments Still Held at December 31, 2010
Private equity investment, at fair value	$816,750	$355,969	$(328,451)	$844,268	$355,969

Financial assets using Level 3 inputs were valued utilizing the net asset valuations provided by the underlying private investment company and/or their administrators. Management considers subscriptions and redemption rights, including any restrictions on the disposition of the interest, and other valuation information received from the underlying manager, in its determination of fair value. Valuation techniques utilized to determine fair value are consistently applied. There have been no changes in the methodologies used at December 31, 2010.

Note 4 - Equipment, furniture and improvements:

Furniture and fixtures	$ 27,689
Equipment	40,341
Automobile	73,888
Leasehold improvements	123,062
	264,980
Less accumulated depreciation and amortization	190,796
Total	$ 74,184

Note 5 - Restricted cash:

Restricted cash represents funds seized by the United States government that is not available for withdrawal or use by the Company. At December 31, 2010 a provision for loss contingency of $560,000 was recorded. See footnote 11.

Note 6 - Irrevocable standby letter of credit:

The Company has an irrevocable standby letter of credit with City National Bank in the amount of approximately $101,000 that automatically extends on a yearly basis. This standby letter of credit is used as a security deposit for the Company's landlord and is guaranteed by an 18 month certificate of deposit held at City National Bank.

Note 7 - Concentrations of credit risk:

Fee revenue from two clients represents approximately 67% of the revenue earned during 2010.

The Company maintains its cash and cash equivalents accounts in two commercial banks. At times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with major financial institutions and monitoring their credit ratings. At December 31, 2010, the Company had cash and cash equivalent balances in excess of Federally insured limits in the amount of approximately $806,000.

Note 8 - Related party transactions:

As of December 31, 2010, included in accounts payable is $15,000 due to a member of the Company.

Note 9 - Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital of $656,189 which was $621,593 in excess of its required net capital of $34,596. The Company's ratio of aggregate indebtedness to net capital was 0.79 to 1.

Note 10- Commitments:

Operating lease:

The Company is party to an agreement to lease its operating facilities through April 30, 2011.

There is approximately $40,000 of future minimum lease commitments for the year ending December 31, 2011.

Rent expense amounted to approximately $106,000 for the year ended December 31, 2010.

Contract with former member:

A former member of the Parent is contracted to perform consulting services on behalf of the Company. The contract commenced in May 2009 and is for a period of 55 months with monthly payments of $15,000 after an initial payment of $35,000. During the year ended December 31, 2010, total payments expensed to the former member under the contract amounted to $180,000 and are included in operating expenses.

Note 11- Contingencies:

On June 16, 2009, two individual plaintiffs initiated a lawsuit against the Company and one of its principals, which is currently pending before a judge in the First Judicial District Court for the State of New Mexico. The complaint, which purports to be brought on behalf of the State of New Mexico, seeks unspecified damages from numerous corporate and individual defendants and alleges, among other things, that defendants conspired to defraud the State of New Mexico by making illegal payments which caused certain state officials to invest state funds with investment managers who then suffered losses. The alleged amount of the claims is difficult to calculate. On September 29, 2009, the Company and its principal moved to dismiss the complaint. The Judge heard argument on the motions to dismiss on September 17, 2010, but has not, to date, issued a ruling. At this time, outside counsel is unable to offer an opinion as to whether an adverse judgment is either probable or remote, or the amount, if any, of damages that might be awarded in the event of such an award, but would note that the Company and its principal have asserted substantial defenses to the claims. No provision or liability has been recorded for this litigation as of December 31, 2010.

Litigation has been threatened against the Company by an entity and its owners alleging that it was induced by Kenneth Starr, a minority, non-controlling member of the Company's Parent (and a registered representative of the Company between December 18, 2007 and March 5, 2010) and others (including a principal of the Company) to make unsuitable investments totaling $13.675 million. The Company and its principal vigorously contest the allegations. The Company's outside counsel has been discussing the outline of a multiparty global settlement. There are numerous complications in finalizing such a settlement, including the involvement of at least three other entities. Although progress has been made, outside counsel cannot be sure that a settlement will be finalized, cannot state what the precise terms of a settlement will be, or state with certainty at this time what the Company's share of the multiparty settlement will be. No provision or liability has been recorded for this matter as of December 31, 2010.

Litigation was initiated in the form of a warrantless seizure order by the United States government for certain assets of the Company, which order arose out of alleged criminal activities by Kenneth Starr in connection with the operations of his business Starr & Company. The United States government did not take the typical second step in actually taking possession of the funds. The funds remain in an account at the Company's bank, not in the "custody and control" of the government, but are unavailable for their benefit. Therefore the Company classified these funds as restricted cash. As a result of the seizure, the Company failed to comply with the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). After a two day period, with release of the majority of seized funds, the Company was able to comply with the Net Capital Rule. As of December 31, 2010, $560,000 remained seized. The Company is opposing the seizure order.

Note 11- Contingencies (concluded):

Outside counsel hopes that resolution of the matter described in the previous paragraph will lead the government to lift the seizure order, but they cannot estimate at this time how likely such an outcome is. In accordance with Accounting Standards Codification 450-20 "Loss Contingencies", the Company accounted for the seizure order as a loss contingency and recognized a loss in the entire amount seized at December 31, 2010. Any amount in the restricted account that becomes no longer restricted would be recognized as a reversal of the loss recognized.

On July 15, 2010, the New Jersey Office of the Attorney General informed the Company that the New Jersey Bureau of Securities was conducting a private investigation into whether the New Jersey Uniform Securities Laws were violated or may be violated in the future. The Bureau requested that the Company produce responsive materials to a subpoena it served. The Company has produced thousands of pages over the course of the last half of the year. The Bureau has not disclosed what person or entity is the target of the investigation and what connections, if any, the Company has or had with the target. No provision or liability has been recorded for this matter as of December 31, 2010.

The Company from time to time may be involved with other lawsuits arising in the ordinary course of business.

Diamond Edge Capital Partners, LLC
(A Wholly-Owned Subsidiary of
Diamond Edge Capital Holding, LLC
and A Limited Liability Company)

Report on Financial Condition

Year Ended December 31, 2010